Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions)

	2017	2016	2015	2014	2013
Earnings from continuing operations before income taxes (public data)	$2,063	$1,921	$1,735	$1,160	$1,212
Plus fixed charges:
Interest expense (1)	246.6	227.6	107.7	113.0	83.7
Rental interest factor	38.3	36.3	38.0	34.3	33.3

Total fixed charges:	284.9	263.9	145.7	147.3	117.0

Earnings from continuing operations before income taxes and fixed charges	$2,347.9	$2,184.9	$1,880.7	$1,307.3	$1,329.0

Ratio of earnings to fixed charges	8.2	8.3	12.9	8.9	11.4

Total rental expense	125.4	111.8	100.8	103.0	100.0
Interest factor	30.5%	32.5%	38.0%	34.3%	33.3%

(1) Interest costs consist of interest on indebtedness, amortization of fees and debt prepayment fees, forward points on interest rate hedges. Interest on uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes has been excluded.

Interest Expense on debt & credit facilities	244.3	225.4	105.1	108.9	83.0
Plus: Amortization of fees	2.1	2.0	1.3	1.2	0.7
Hedging forward points	0.2	0.2	1.3	2.9	—

	246.6	227.6	107.7	113.0	83.7